[communication to be in email format]

Reminder — Offer to Exchange Termination Date is Approaching

Our records indicate that you have not returned any Election Forms either accepting or declining the Company’s recent offer to exchange certain of your options. Whether or not you elect to exchange any of your Eligible Options, you must either mark the “elect” or “do not accept” box on each of your Election Forms, sign the Election Forms and return them by fax to (650) 477-4020 for receipt.

ALL ELECTION FORMS MUST BE RETURNED NO LATER THAN MIDNIGHT, PACIFIC TIME, ON WEDNESDAY, SEPTEMBER 30, 2002. IF YOU DO NOT RETURN AN ELECTION FORM, NONE OF YOUR ELIGIBLE OPTIONS WILL BE EXCHANGED AND YOUR ELIGIBLE OPTIONS WILL CONTINUE ON CURRENT TERMS.

If you have any questions, please send an email to exchangeoffer@siebel.com.